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Exhibit 3

Management's Responsibility for Financial Reporting

        The consolidated financial statements and the information contained in the annual report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

        The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

        The Board of Directors' Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

Robert A. Gannicott (signed) CHIEF EXECUTIVE OFFICER	Alice Murphy (signed) VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Auditors' Report

TO THE SHAREHOLDERS OF ABER DIAMOND CORPORATION

        We have audited the consolidated balance sheets of Aber Diamond Corporation as at January 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)
Chartered Accountants
TORONTO, CANADA
 March 11, 2004 (except for Note 16(b) which is as of April 2, 2004)

Consolidated Balance Sheets
(expressed in thousands of United States dollars)

As at January 31,	2004	2003
Assets
Current assets:
Cash and cash equivalents—note 4	$23,628	$24,450
Cash collateral and cash reserve—note 4	100,091	45,000
Inventory and supplies—note 5	22,177	—
Accounts receivable	3,549	1,093
Advances and prepaid expenses	2,130	820

	151,575	71,363
Capital assets—note 6	263,442	44,843
Deferred mineral property costs—note 7	206,073	385,563
Deferred charges and other assets—note 8	11,678	15,129

	$632,768	$516,898

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$18,478	$16,578
Current portion of long-term debt	72,805	246

	91,283	16,824
Long-term debt—note 9	150,270	194,020
Future income tax liability—note 10	67,492	51,953
Future site restoration costs—note 11 & 14(a)	12,065	3,215
Minority interest	—	72
Shareholders' equity:
Share capital—note 12	232,897	221,884
Stock options	6,096	2,940
Cumulative translation adjustment	15,634	(3,334)
Retained earnings	57,031	29,324

	311,658	250,814
Commitments—note 14
Subsequent events—note 16

	$632,768	$516,898

See accompanying notes to consolidated financial statements.

On behalf of the Board:

John C. Lamacraft (signed) Director	Robert A. Gannicott (signed) Director

Consolidated Statements of Earnings and Retained Earnings
(expressed in thousands of United States dollars, except per share amounts)

Years Ended January 31,	2004	2003	2002
Sales	$95,596	$—	$—
Cost of sales	46,404	—	—

	49,192	—	—
Selling, general and administrative expenses	13,655	8,245	5,079

Earnings (loss) from operations	35,537	(8,245)	(5,079)

Interest and financing expenses	(12,610)	—	—
Other income	841	1,056	4,653
Gain on sale of other assets—note 7(b)	985	—	94,866
Foreign exchange gain (loss)	13,283	3,177	(137)

Earnings (loss) before income taxes	38,036	(4,012)	94,303
Income taxes (recovery)	10,329	(155)	42,257

Earnings (loss)	27,707	(3,857)	52,046
Retained earnings (deficit), beginning of year	29,324	33,181	(18,865)

Retained earnings, end of year	$57,031	$29,324	$33,181

Earnings (loss) per share
Basic	$0.50	$(0.07)	$0.96

Diluted	$0.49	$(0.07)	$0.94

Weighted average number of shares outstanding	55,136,766	54,594,547	54,552,987

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

Years Ended January 31,	2004	2003	2002
Cash provided by (used in):
Operating:
Net earnings (loss) for the year	$27,707	$(3,857)	$52,046
Items not involving cash:
Amortization and accretion	22,062	250	243
Future income taxes	8,253	(1,200)	41,892
Stock-based compensation	2,868	2,465	—
Foreign exchange	(13,283)	(3,177)	137
Gain on sale of other assets	(985)	—	(94,866)
Change in non-cash operating working capital	4,607	762	1,456

	51,229	(4,757)	908

Financing:
Issuance of long-term debt	28,000	194,019	—
Repayment of long-term debt	(264)	—	—
Deferred financing	(868)	(10,973)	(6,635)
Issue of common shares, for cash	11,013	387	260

	37,881	183,433	(6,375)

Investing:
Cash collateral and cash reserve	(55,091)	(28,000)	(17,000)
Deferred mineral property costs	(19,339)	(142,112)	(113,383)
Capital assets	(19,618)	(18,782)	(18,813)
Deferred charges	(2,127)	(1,067)	(1,279)
Proceeds on sale of other assets	3,961	—	114,000

	(92,214)	(189,961)	(36,475)

Foreign exchange effect on cash balances	2,282	(2,214)	(135)
Decrease in cash and cash equivalents	(822)	(13,499)	(42,077)
Cash and cash equivalents, beginning of year	24,450	37,949	80,026

Cash and cash equivalents, end of year	$23,628	$24,450	$37,949

Change in non-cash operating working capital:
Accounts receivable	$(3,673)	$(82)	$155
Prepaid expenses	(1,196)	(745)	(1)
Inventory	5,474	—	—
Accounts payable and accrued liabilities	4,002	1,589	1,302

	$4,607	$762	$1,456

Supplemental cash flow information:
Cash taxes paid during the year	$1,622	$681	$599
Cash interest paid during the year	$9,710	$4,440	$—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002

(tabular amounts in thousands of United States dollars, except as otherwise noted)

Note 1—Nature of Operations

        Aber Diamond Corporation (the "Company" or "Aber") is a diamond marketing company, supplying a Canadian product to the global diamond market.

        The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine"), known as the "Diavik Project" prior to commencement of commercial production. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

        On August 1, 2003, Aber commenced commercial production from the Diavik Mine. Aber had achieved a commercial level of production and sales related to the Diavik Mine, substantial physical project completion, a sustained level of mining and diamond processing activity, and established sales channels. Commencing August 1, 2003, the Company's Statement of Earnings reflected operating results from the sale of diamonds produced from the Diavik Mine. Since the Joint Venture's fiscal year end is December 31, 2003, their financial statements are proportionately consolidated into the Company's financial statements with a one month lag.

        With the commencement of commercial production from the Diavik Mine during the past year, the Company has positioned to become a diamond marketing company, supplying a Canadian product to the global diamond market. While exploration and development interests remain with the Diavik Mine, the Company's primary attention has turned to maximizing the value of its diamond production.

        During the fourth quarter, Aber announced that it had signed a letter of intent with the owners of Harry Winston Inc. ("Harry Winston") that contemplates Aber purchasing Harry Winston in a staged transaction. On April 2, 2004, the Company acquired a 51% share of Harry Winston located in New York City, USA (note 16(b)).

Note 2—Significant Accounting Policies

        The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada, and except as described in note 17 conform in all material respects with accounting principles generally accepted in the United States.

        The principal accounting policies presently followed by the Company are summarized as follows:

(a) Basis of presentation

        The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated.

        Effective August 1, 2003, the US dollar has become the functional currency of the Company and the US dollar has also been adopted as the Company's reporting currency. The factors considered when adopting this change included the prevalence of the US dollar in diamond market activity and the Company's US dollar denominated financing arrangements.

        The accounting policies described below include those of the Joint Venture.

(b) Measurement uncertainty

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets and deferred mineral property costs, estimation of future site restoration costs and future income taxes, and classification of current portion of long-term debt. Financial results as determined by actual events could differ from those estimated.

(c) Revenue recognition

        Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured.

(d) Cash resources

        Cash and cash equivalents, and cash collateral and cash reserve consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 91 days), and are carried at cost, which approximates market.

        Funds in cash collateral and cash reserve are maintained as prescribed under the Company's debt financing arrangements and will become available to Aber for general corporate purposes and for debt servicing as prescribed by the terms of credit facility agreements.

(e) Inventory

        Inventory is recorded at the lower of cost or average cost, and net realizable value. Prior to the commencement of commercial production, inventory was included with deferred mineral property costs.

        Product inventory includes stockpiled ore, diamonds in process, and diamonds held for sale. Cost is determined on an average cost basis including production costs and value-added processing activity.

        Supplies inventory includes consumables and spare parts maintained at the Diavik Mine site and at the Company's sorting and sales facility locations.

(f) Capital assets

        Capital assets are stated at cost less accumulated amortization. Amortization is provided using the units of production method or straight-line method. The substantial portion of Diavik Mine capital assets are amortized using the units of production method. Other capital assets are amortized using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Asset	Years
Buildings	10-40
Machinery and mobile equipment	3-10
Furniture and equipment	2-10
Leasehold and building improvements	20

        Amortization for mine related assets was charged to deferred mineral property costs during the pre-commercial production stage.

        Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of capital assets, the accumulated amortization is deducted from the original cost and any gain or loss is reflected in current earnings.

(g) Deferred mineral property costs

        All direct costs relating to mineral properties, including mineral claim acquisition costs, exploration and development expenditures in the pre-production stage, ongoing property exploration expenditures, pre-production operating costs net of any recoveries, interest, and amortization, are capitalized and accumulated on a property-by-property basis.

        The costs of deferred mineral properties from which there is production are amortized on the unit of production method based upon estimated proven and probable reserves.

        General exploration expenditures which do not relate to specific resource properties are expensed in the period incurred.

        On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future. If there is little prospect of the Company or its partners continuing to explore or develop a property, the deferred costs related to that property are written down to the estimated recoverable amount based on undiscounted cash flows.

(h) Deferred charges and other assets

        Deferred financing costs are amortized over the repayment terms of the related debt. Other assets are amortized over a period not exceeding 10 years.

        Amortization of deferred financing charges relating to long-term debt was charged to the cost of the underlying asset prior to the commencement of commercial activity.

        Incremental direct costs pertaining to the acquisition of Harry Winston (note 16(b)) were capitalized to deferred acquisition costs. Once the acquisition is finalized, the deferred acquisition cost balance will be allocated to the purchase price.

(i) Future site restoration costs

        Effective November 1, 2003, the Company adopted the provisions of CICA Handbook Section 3110, "Accounting for Asset Retirement Obligations". The Company records the fair value of any asset retirement obligations as a long-term liability in the period in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the deferred mineral property and this additional carrying amount is amortized over the life of the asset based on units of production. The obligation is adjusted at the end of each fiscal period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

(j) Foreign currency translation

        Effective August 1, 2003, the US dollar has become the functional currency of the Company and the US dollar has also been adopted as the Company's reporting currency. The factors considered when adopting this change included the prevalence of the US dollar in diamond market activity, the profile of Aber's operating costs, and the Company's US dollar denominated financing arrangements.

        Aber's financial reporting is presented in US dollars, with conversion of previously published figures to US dollars. Assets and liabilities were translated at the US/Canadian dollar exchange rate on the date of the change, August 1, 2003. Earnings were translated at the average exchange rate for each period. Equity transactions have been translated at historic exchange rates. The resulting net translation adjustment has been allocated to the cumulative translation account.

        At period end, monetary items denominated in foreign currency are translated to US dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(k) Income taxes

        The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

        Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period during which the change in tax rates is considered to be substantively enacted.

(l) Stock-based compensation

        The Company applies the fair value method to all grants of stock options.

        All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as stock options in shareholders' equity. The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options' vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

(m) Financial instruments

        From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. In accordance with CICA accounting guideline AcG-13, "Hedging Relationships," for a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not engage in a trading or speculative program.

(n) Basic and diluted earnings per share

        Basic earnings per share are computed by dividing net earnings by the weighted average number of shares outstanding during the period.

        Diluted earnings per share are prepared using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes any options proceeds would be used to purchase common shares with an average market value for the period higher than the exercise price.

Options with an average market value for the period higher than the exercise price are not included in the calculation of diluted earnings per share as such options are not dilutive.

(o) Comparative figures

        Certain figures have been reclassified to conform with presentation in the current period.

(p) Recently issued accounting pronouncements

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

        The CICA issued accounting guideline AcG-15, "Consolidation of Variable Interest Entities", which will be effective for the Company's fiscal year beginning on February 1, 2005. The Guideline provides guidance as to when to apply consolidation principles to certain entities that are subject to control on a basis other than ownership of voting shares and thus determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a variable interest entity) in its consolidated financial statements. Variable interest entities include special purpose entities and other organizations with little or no equity or where the equity owners are not able to make meaningful decisions about the entities. The Company has concluded that it has no variable interest entities as at January 31, 2004.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The CICA recently issued Handbook Section 1100, "Generally Accepted Accounting Principles". The section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP"). It clarifies the relative authority of various accounting pronouncements and other sources of guidance with GAAP. The standard also eliminates "industry practice" as a possible source of reference. The standard is effective for years beginning on or after October 1, 2003. The Company has adopted this standard for the period ending January 31, 2004.

Note 3—Financial Instruments

        The fair value of the Company's long-term debt is estimated by reference to current market prices for other debt securities with similar terms and characteristics.

        The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, namely, major financial institutions who are also lenders under the syndicated Project Loan Facility. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

        The Company has entered into CDN/US dollar exchange contracts for gross Canadian dollar notional amounts aggregating $29.7 million, with US dollar conversion strike prices ranging from $1.30 to $1.35, expiring at various dates through to May 28, 2004. The amount that would be payable by the Company if the contracts were to be terminated as at January 31, 2004 was $0.2 million.

        Derivative financial instruments are utilized by the Company in the management of its foreign currency and interest rate exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Note 4—Cash Resources

        Cash resources are comprised of the following:

	2004	2003
Diavik Joint Venture	$7,227	$16,731
Cash and cash equivalents	16,401	7,719

Total cash and cash equivalents	23,628	24,450
Cash collateral and cash reserve	100,091	45,000

Total cash resources	$123,719	$69,450

Note 5—Inventory and Supplies

	2004	2003
Product inventory	$11,128	$—
Supplies inventory	11,049	—

Total inventory and supplies	$22,177	$—

Note 6—Capital Assets

	2004			2003
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Diavik equipment and leaseholds(a)	$265,737	$(26,518)	$239,219	$28,992	$(9,119)	$19,873
Furniture, equipment and other(b)	9,130	(1,643)	7,487	10,095	(662)	9,433
Real property—land and building(c)	17,065	(329)	16,736	15,537	—	15,537

	$291,932	$(28,490)	$263,442	$54,624	$(9,781)	$44,843

(a)
Diavik equipment and leaseholds are project related assets at the Joint Venture level.

(b)
Furniture, equipment and other includes equipment and facilities at the Company's diamond sorting facility.

(c)
Real property is comprised of land and a building which houses a portion of the Company's activities.

Note 7—Deferred Mineral Property Costs

	2004			2003
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Diavik Mine(a)	$222,193	$16,120	$206,073	$385,563	$—	$385,563

(a) Diavik Diamond Mine

        The Company holds a 40% interest in the Diavik group of mineral claims, which, based on a feasibility study, contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The claims are subject to private royalties which are in the aggregate 2% of the value of production.

        The Company has various commitments relating to its interest in the Diavik mineral properties which are in the normal course of business. The ability of the Company to maintain its interest in its properties by contributing its share of exploration, development and capital expenditures is dependent upon its ability to successfully market and sell diamonds. The amounts shown as deferred mineral property costs represent net costs to date less amounts written down and do not necessarily represent present or future values.

        Upon commencement of commercial production, certain balance sheet amounts relating to producing assets have been reclassified from deferred mineral property costs to the appropriate section of the balance sheet: inventory and capital assets. The total deferred mineral properties are currently being amortized based significantly on the units of production method.

(b) Snap Lake

        In February 2001, the Company sold its interest in the Snap Lake property to De Beers Canada Mining Inc. for $114.0 million. The Company recorded a gain of $55.4 million after taxes.

Note 8—Deferred Charges and Other Assets

	2004	2003
Financing, net of accumulated amortization of $16,509 (2003—$5,402)	$2,003	$10,866
Marketing infrastructure initiatives and other assets, net of accumulated amortization of $1,370 (2003—nil)	8,045	4,263
Capitalized acquisition costs	1,630	—

	$11,678	$15,129

Note 9—Long-Term Debt

	2004	2003
Project Loan Facility(a)	$215,000	$187,000
First mortgage on real property(b)	8,075	7,266
Total long-term debt	223,075	194,266
Less current portion(c)	(72,805)	(246)

	$150,270	$194,020

(a) Project Loan Facility

        As at January 31, 2004, the Company had a $230.0 million Project Loan Facility (the "Facility"). First drawdown on the Facility was made on February 6, 2002 and as at January 31, 2004, $215.0 million had been drawn.

        As at January 31, 2004, the underlying interest rate was floating at LIBOR plus 3%, payable quarterly. Additionally, the Facility had a 1.5% commitment fee on undrawn amounts, payable quarterly. At January 31, 2004, the weighted average interest rate on amounts drawn under this Facility was 4.4%. Scheduled amortization of the Facility was over eight semi-annual equal instalments commencing on the earlier of fulfillment of Diavik Project completion covenants or June 30, 2004, with a final maturity date of December 15, 2007. The Facility contemplated mandatory accelerated repayments based upon available Diavik Project cash flow. The Company could at any time prepay, in whole or in part, borrowings outstanding in minimum amounts of $5.0 million, which would be applied in inverse order of maturity in reduction of scheduled repayments.

        On March 3, 2004, the Company completed the refinancing of its Project Loan Facility. The Company's previous $230.0 million Project Loan Facility has been refinanced into a $100.0 million senior secured term facility and a $75.0 million senior secured revolving facility under an amendment and restatement of the Project Loan Facility credit agreement. The amended facilities have underlying interest rates, which at the option of the Company, are either LIBOR plus a spread of 1.50% to 2.625%, or US Base Rate plus a spread of 0.50% to 1.625%. The amended facilities have a final maturity date of December 15, 2008 and are to be amortized as described in note 9(c). The Company may at any time prepay, in whole or in part, borrowings outstanding in minimum amounts of $5.0 million. The senior secured revolving facility has a standby fee on undrawn amounts up to 1.5%, dependent on certain financial ratios, payable quarterly.

        At January 31, 2004, the Company maintained a contingency cash collateral account containing $45.0 million to be maintained in support of Diavik Project completion. Funds in the cash collateral account will become available to the Company for general corporate purposes on a prescribed basis post-project completion and upon commencement of repayment of the Facility. Additionally, the Company is required to comply with certain financial and non-financial covenants. Under the amended facilities, the Company is required to establish a debt reserve account containing up to a maximum of $15.0 million.

        Borrowings under the Facility are secured by a general security agreement pledging the Company's rights under its Joint Venture Agreement respecting the Joint Venture at the subsidiary level and by certain assets of related subsidiaries, including cash collateral and cash reserve as noted above.

        Interest and financing charges includes interest incurred on long-term debt, as well as amortization of deferred financing charges.

        The Company also operates a revolving financing facility with Antwerpse Diamantbank N.V., one of the world's premier diamond lending institutions. Under the terms of the facility, the Company has available $34.0 million (utilization in either US$ or Euro) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Aber International N.V. Borrowings under the facility bear interest at the bank's base rate plus 1.5%. At January 31, 2004, no balance was drawn under this facility. This facility has an annual commitment fee of 0.75% per annum.

        During the year, interest incurred on long-term debt totalled $9.4 million (2003—$5.1 million, 2002—nil) and amortization of deferred financing charges was recorded totalling $11.1 million (2003—$5.4 million, 2002—$nil). Prior to the commencement of commercial production, these items were capitalized to the Diavik Project, in the amounts of $4.8 million (2003—$5.1 million, 2002—nil) and $3.9 million (2003—$5.4 million, 2002—nil) respectively during the year.

(b) First mortgage on real property

        The Company has a first mortgage on real property, maturing in 2018, bearing interest at 8.0% per annum, payable in monthly instalments of $0.1 million including interest. After 2009, the mortgage may be prepaid upon satisfaction of certain conditions and by payment of an interest compensation amount. The mortgage is secured by an assignment of tenant leases and a charge on the property in favour of the mortgagee.

        First mortgage principal repayments during the next five years are: 2005—$0.3 million; 2006—$0.4 million; 2007—$0.4 million; 2008—$0.4 million; 2009—$0.4 million.

        The fair value of this debt is estimated as equivalent to its carrying value, as determined by reference to the market for similar instruments.

(c) Current portion of long-term debt

        As at January 31, 2004, the current portion of long-term debt includes: (i) the $40.0 million partial repayment of the Project Loan Facility which occurred subsequent to year end, and (ii) estimated principal repayments expected to occur in the ensuing 12 month period on the financing arrangements which were concluded subsequent to the end of the year.

        Scheduled amortization of the senior secured term facility is over ten equal consecutive semi-annual instalments commencing June 15, 2004. Additionally, the term facility has mandatory prepayment requirements associated with any dividend payments made by the Company. The senior secured revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006.

        Both facilities have a final maturity date of December 15, 2008. The Company may at any time prepay either facility, in whole or in part, in minimum payments of $5.0 million.

        Estimated principal repayments during the next five years are as follows:

	PROJECT LOAN FACILITY	TERM AND REVOLVER FACILITY	TOTAL
2005	$40,000	$32,500	$72,500
2006	—	45,000	45,000
2007	—	45,000	45,000
2008	—	45,000	45,000
2009	—	7,500	7,500

Total	$40,000	$175,000	$215,000

Note 10—Income Taxes

(a)
The income tax provision consists of the following:

	2004	2003	2002
Current expense	$2,076	$1,045	$365
Future expense (recovery)	8,253	(1,200)	41,892

	$10,329	$(155)	$42,257

(b)
The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at January 31, 2004 and 2003 are as follows:

	2004	2003
Future income tax assets:
Net operating loss carryforwards	$4,168	$5,669
Future site restoration costs	4,116	1,097
Capital assets	3,192	2,411

Total gross future income tax assets	11,476	9,177
Future income tax liabilities:
Deferred mineral property costs	(74,281)	(61,130)
Unrealized foreign exchange gains	(4,687)	—

Total gross future income tax liabilities	(78,968)	(61,130)

Future income tax liability, net	$(67,492)	$(51,953)

(c)
The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings (loss) before income taxes by the statutory tax rate of 41% (2003—41%; 2002—43%) is a result of the following:

	2004	2003	2002
Expected income tax expense (recovery)	$15,595	$(1,645)	$40,550
Resource allowance	(4,942)	768	471
Non-deductible items	1,375	1,564	111
Large Corporations Tax	1,436	1,045	599
Northwest Territories mining royalty	4,569	—	—
Reduction in future corporate income tax rates	(7,033)	(2,387)	—
Other	(671)	500	526

Recorded income tax expense (recovery)	$10,329	$(155)	$42,257

(d)
The Company has non-capital loss carryforwards for Canadian income tax purposes of approximately $11.7 million.

Note 11—Future Site Restoration Costs

        Effective November 1, 2003, the Company has adopted the provisions of CICA Handbook Section 3110, "Accounting for Retirement Obligations".

        The Joint Venture has an obligation under various agreements (note 14) to reclaim and restore the lands disturbed by its mining operations.

        Future site restoration costs as at January 31, 2003 have been reflected on the balance sheet at $3.2 million to reflect the net present value of the closure obligations at that time. During the fiscal year ending January 31, 2004, the obligation increased by $8.9 million as a result of the liabilities arising due to mining operations during the year, and by a further $0.1 million due to the accretion expense. Amortization of $0.3 million was recorded on the deferred asset portion. No earnings adjustment was made for future site restoration costs for the year ended January 31, 2003.

        The Company's share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2004 is estimated to be $18.8 million of which approximately $12.1 million is expected to occur at the end of the mine life. The anticipated cash flows relating to the obligation have been discounted at a risk free interest rate of 3.5%.

Note 12—Share Capital

(a) Authorized

        Unlimited common shares without par value.

(b) Issued

	NUMBER OF SHARES	AMOUNT CDN$	AMOUNT US$
Balance, January 31, 2001	54,531,320	$325,787	$221,237
Shares issued for:
Cash on exercise of options	50,000	413	260

Balance, January 31, 2002	54,581,320	326,200	221,497
Shares issued for:
Cash on exercise of options	55,350	589	387

Balance, January 31, 2003	54,636,670	326,789	221,884
Shares issued for:
Cash on exercise of options	1,296,562	15,406	11,013

Balance, January 31, 2004	55,933,232	$342,195	$232,897

(c) Stock options

        Under the Employee Stock Option Plan, approved in February 2001, the Company may grant options for up to 4,500,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

        The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of the grant. The maximum term of an option is ten years.

        The Company's shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

        Changes in share options outstanding are as follows:

	2004			2003			2002
		WEIGHTED AVERAGE EXERCISE PRICE			WEIGHTED AVERAGE EXERCISE PRICE			WEIGHTED AVERAGE EXERCISE PRICE
	OPTIONS 000s			OPTIONS 000s			OPTIONS 000s
		CDN$	US$		CDN$	US$		CDN$	US$
Outstanding, beginning of year	3,363	$14.48	$10.48	2,674	$11.49	$8.32	1,832	$10.53	$7.62
Granted	524	29.21	21.15	762	24.96	18.07	967	13.23	9.58
Exercised	(1,297)	11.88	8.49	(55)	10.67	7.72	(50)	8.26	5.98
Expired	(75)	21.11	15.29	(18)	25.32	18.33	(75)	12.87	9.32

	2,515	$18.69	$13.53	3,363	$14.48	$10.48	2,674	$11.49	$8.32

        The following summarizes information about stock options outstanding at January 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICES CDN$	NUMBER OUTSTANDING 000s	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE IN YEARS	WEIGHTED AVERAGE EXERCISE PRICE, CDN$	NUMBER EXERCISABLE 000s	WEIGHTED AVERAGE EXERCISE PRICE, CDN$
$ 8.60 - $ 9.15	419	5.9	$9.11	419	$9.11
10.60 - 10.85	95	5.0	10.65	95	10.65
12.45 - 14.35	723	6.9	12.61	549	12.66
17.50 - 18.95	135	7.5	17.61	73	17.70
23.35 - 29.25	1,037	8.6	25.49	353	24.97
34.20 - 40.30	106	9.7	39.79	—	—

	2,515		$18.68	1,489	$14.70

        Subsequent to the end of the year, 1,250 options were exercised for proceeds of $0.02 million.

(d) Stock-based compensation

        The Company applies the fair value method to all grants of stock options.

        The fair value of options granted during the years ended January 31, 2004 and 2003 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003
Risk-free interest rate	4.64%	5.09%
Dividend yield	0%	0%
Volatility factor(i)	33.26%	33.25%
Expected life of the option	6.4 years	7.0 years
Average fair value per option, CDN	$11.89	$11.27
Average fair value per option, US(ii)	$8.61	$7.20

(i)
Volatility factor is based on the Company's historical share price but not including share price information preceding the Company's announcement of securing project financing for the Diavik Project.

(ii)
Options are administered in Canadian dollars. Translation into US dollars for presentation purposes using the average CDN/US dollar exchange rate during the fiscal year.

Note 13—Earnings (Loss) Per Share

        The following table sets forth the computation of diluted earnings per share:

YEAR ENDED JANUARY 31,	2004	2003	2002
Numerator:
Net earnings (loss) for the year	$27,707	$(3,857)	$52,046

Denominator (thousands of shares):
Weighted average number of shares outstanding	55,137	54,595	54,553
Dilutive effect of employee stock options	1,166	—	968

	56,303	54,595	55,521

Number of anti-dilutive options	102	—	110

Note 14—Commitments and Guarantees

(a) Environmental agreement

        Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber's share of this funding requirement is $0.2 million for calendar 2004. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber's share of the Joint Venture's letters of credit outstanding with respect to the environmental agreements as at January 31, 2004 is $16.5 million.

        The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b) Participation agreements

        The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal Bands. The agreements are each for an initial term of 12 years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c) Commitments

        The cumulative maximum funding commitments secured by letters of credit of the Joint Venture's environmental (secured by letters of credit) and participation agreements at Aber's 40% share, before any reduction of future reclamation activities are as follows:

2005	$24,784
2006	33,415
2007	42,046
2008	50,677
2009	62,025
Thereafter	70,781

Note 15—Related Parties

        Under the terms of a sales agreement with Tiffany and Co., a shareholder of the Company, sales totalling $12.7 million were made to Tiffany and Co. during the year ended January 31, 2004. Sales revenues realized prior to the commencement of commercial production were credited against deferred mineral property costs.

        During the year, the Company paid consulting fees of $0.1 million (2003—$0.1 million; 2002—$0.1 million) to a non-executive director of the Company. During the year, 20,000 stock options were granted to a director for consulting work performed (2003—50,000 options; 2002—100,000 options), resulting in stock compensation expense of $0.2 million (2003—$0.2 million; 2002—nil).

        During the year, the Joint Venture purchased technical and administrative services from a number of business entities that are controlled directly or indirectly by Rio Tinto plc, the ultimate parent of DDMI, in connection with the exploration and development of the Diavik Mine's properties. The costs are estimated to be at fair market value for services rendered. The Company's share of these expenses during this fiscal year amounts to $0.8 million (2003—$0.4 million; 2002—$0.9 million). As of January 31, 2004, the amounts due to these business entities amount to $0.2 million (2003—$0.2 million).

Note 16—Subsequent Events

(a) Issuance of Common Shares

        On February 3, 2004, the Company completed its offering of 1,500,000 common shares at a price of CDN $49.75 (US $37.20) per share for gross proceeds to the Company of CDN $74.6 million or $55.8 million (net proceeds of CDN $71.6 million, or US $53.6 million). The common shares were purchased by a syndicate of underwriters for distribution to the public. The total number of common shares outstanding subsequent to this offering totalled 57,433,232.

(b) Acquisition of Harry Winston Inc.

        On April 2, 2004, the Company announced the acquisition of a 51% share of Harry Winston Inc., one of the world's leading luxury jewelry and watch retailers located in New York City, USA. The Company purchased its interest for $85.0 million, of which $20.3 million is in the form of a direct equity investment in Harry Winston. The total purchase price payable by the Company is payable in instalments, with $40.0 million paid on closing of the transaction and the balance to be paid over the one year period following closing. Interest is payable on the deferred payment at 7% per annum. The Company also has the option to purchase the remaining 49% interest in Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest, failing which the other principal shareholders of Harry Winston will have the ability to institute a process for the sale of Harry Winston as an entity (including the Company's 51% interest). All due diligence, acquisition agreement documentation and regulatory approvals have been completed.

Note 17—Differences Between Canadian and United States Generally Accepted Accounting Principles

        These financial statements have been prepared in accordance with GAAP in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP ("US GAAP").

	CANADIAN GAAP 2004	US GAAP 2004
Balance sheet:
Mining interests(a)	$206,073	$144,696
Capital assets	263,442	263,442
Deferred charges and other assets	11,678	2,397
Long-term debt	150,270	163,431
Future income tax liability	67,492	37,335
Shareholders' equity	311,658	257,995
	CANADIAN GAAP 2003	US GAAP 2003
Balance sheet:
Mining interests(a)	$385,563	$326,860
Deferred charges	15,129	14,956
Future income tax liability	51,953	27,114
Shareholders' equity	250,814	216,778

	2004	2003	2002
Earnings (loss) for the year, Canadian GAAP	$27,707	$(3,857)	$52,064
Foreign exchange gain(b)	(13,161)	—	—
Deferrals allocated to income (expenses)(c)	(10,775)	—	—
Future income taxes	5,441	(1,174)	15,144
Other, net of comprehensive income	(1,007)	(153)	(292)
Gain on sale of Snap Lake Property(d)	—	—	15,785

Earnings (loss) for the year, US GAAP	$8,205	$(5,184)	$82,701

Basic earnings (loss) per share	$0.15	$(0.10)	$1.52

Diluted earnings (loss) per share	$0.15	$(0.10)	$1.49

(a) Expenditures on mining interests prior to the establishment of proven and probable reserves

        Effective February 1, 1999, the Company changed its method of accounting for costs on unproven properties under US GAAP from capitalizing all expenditures to expensing all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves.

        Upon commencement of commercial production, certain mineral property costs were reclassified to capital assets and inventory, for both Canadian and US GAAP purposes.

(b) US functional currency

        For US GAAP purposes, commercial production commenced as of February 1, 2003 and, therefore, the US dollar became the functional currency for the Company as of that date. Accordingly, foreign exchange gains recorded for Canadian GAAP purposes during the first and second quarters of the current fiscal year are reversed.

(c) Deferred charges

        For US GAAP purposes, commercial production commenced as of February 1, 2003. Therefore, all items deferred for Canadian GAAP purposes during the first and second quarters of the current fiscal year are recognized within net earnings for US GAAP purposes, including sales, cost of sales, interest expense and amortization of deferred charges.

(d) Gain on sale of Snap Lake Property

        As noted in (a) above, certain deferred mineral property costs have been expensed for US GAAP purposes. The gain on sale has been adjusted to reflect the difference in cost for US and Canadian GAAP. Future income taxes have also been adjusted to reflect the difference in cost basis.

(e) Impact of recent United States accounting pronouncements

        In January 2003, the US Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and are applicable to existing entities as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. For periods prior to FIN 46's effective date, certain disclosures will be required if it is reasonably possible that the company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance is effective. The Company has no Variable Interest Entity Investments and does not anticipate any such investments prior to the effective date of FIN 46. In February 2003, the FASB issued SFAS No. 149, "Accounting for Certain Financial Instruments with

Characteristics of Liabilities and Equity" ("FAS 149"). FAS 149 will require the Company to classify as liabilities in the statement of financial position the following financial instruments: (a) financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur even if the instrument is in the form of equity shares; (b) financial instruments embodying, or indexed to, an obligation to repurchase an issuer's equity shares that requires or could require settlement by transfer of assets; and (c) financial instruments embodying an obligation that the issuer must or could settle by issuing a variable number of its equity shares, and for which the monetary value of the obligation is based solely or predominately on (i) a fixed monetary amount known at inception, (ii) variations in something other than the fair value of the issuer's equity shares, or (iii) variations in the fair value of the issuer's equity shares, but in the opposite direction. The Company has not issued any such financial instruments, and does not anticipate that it will reclassify any amount from equity to liabilities as a result of adopting FAS 149 in fiscal 2004.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires that financial instruments that fall within its scope be classified as a liability. At January 31, 2004, the Company has no financial instruments with characteristics of both liabilities and equity.

Safe Harbour Statement on Forward-Looking Information

        Included in this Annual Report are "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this Annual Report, words such as "estimate", "intend", "expect", "anticipate", "projected" and similar expressions are intended to identify forward-looking statements—which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties.

        This forward-looking information mainly concerns Aber's plans for its diamond initiatives and is based on the conclusions of management. With respect to Aber's future revenues from its marketing activities, differences may result from developments in world diamond markets, diamond valuations and other factors. With respect to the Diavik Diamond Mine (known as the Diavik Project prior to the commencement of commercial production), differences may result from additional drilling, sampling, diamond valuations, engineering and construction timetables and problems, unanticipated problems with mine operations and production, operational decisions taken by Aber's Joint Venture partner, fluctuations in energy, labour and other input costs, financial arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar, risks relating to the Company's acquisition of a 51% interest in Harry Winston Inc. and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its Joint Venture partner and other factors.

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this Annual Report, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

Diavik Summary

        Aber owns a 40% interest in the Diavik Diamond Mine, the remaining 60% being owned by its Joint Venture partner and operator, Diavik Diamond Mines Inc. (DDMI), a subsidiary of Rio Tinto plc of London England. The Joint Venture structure enables each partner to market its individual share of diamond production.

        The Diavik Diamond Mine is located approximately 300 km northeast of the City of Yellowknife, NT, and approximately 30 km southeast of the BHP-Billiton Ekati Diamond Mine, which began operations in October 1998. The Diavik mine site is contained on the 20 sq. km East Island, which is located in the eastern end of Lac de Gras. This remote site is located within the sub-Arctic "Barren lands" of the Northwest Territories, an area with a harsh climate and few communities.

        As disclosed in Aber's Annual Information Form for the year ended January 31, 2003, Aber's May 2000 Bankable Feasibility Study, commissioned by Aber in order to obtain the necessary financing to proceed with the construction of the mine, estimated mineral reserves of 106.7 million carats (61.7 million proven and 44.9 million probable) within a mineral resource of 138.1 million carats (61.9 million measured, 61.2 million indicated, and 15.0 million inferred).

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  Exhibit 3